CLETHA A. WALSTRAND

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

cwalstrand@networld.com

January 27, 2007

Mr. Joshua Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

Wren, Inc.

Form SB-2, Amendment 2

Filed on December 15, 2006

File No. 333-122185

Dear Mr. Ravitz:

Wren, Inc., (the “Company”), has received your comment letter dated January 8, 2007, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 3 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Prospectus Summary, page 5

Summary of our Company, page 5

1.

As indicated elsewhere in the prospectus, please indicate in the summary that you may use the money from this offering that you have allocated for the purchase of inventory to acquire items other than the golf equipment that you have a right of sale contract with Pine Valley, Ltd to purchase.

RESPONSE:

We have revised our summary accordingly.

2.

We note your response to our prior comment 2 and your revised disclosure, but we reissue the comment, in part. It appears to us, from your statement of operations, that you had revenues for the most recent audited period.  Please revise to include your revenues for the most recent audited period and interim stub to provide a snapshot of your company or advise.

RESPONSE:

We have revised our summary to reflect $412 in total revenue since our inception.

Description of Business, page 12

3.

Please refer to the sixth paragraph in this section. Please revise to state as a belief that the supply of closeout merchandise is inconsistent and it is your belief that there will be a continual flow of overstocked, closeout merchandise available to purchase.

RESPONSE:

We have revised this paragraph to state we believe the supply of closeout merchandise is inconsistent and we believe there will be a continual flow of such merchandise available to purchase.

4.

Also, we note in this paragraph you discuss the possibly of purchasing merchandise on a consignment basis. Please expand your discussion of this, how you anticipate this will work and add a discussion of it in other places in the document where you discuss purchasing merchandise.

RESPONSE:

We have revised our discussion to include the concept of consignment sales.

Plan of Operation, page 17

5.

Please explain how you will fund the costs associated with listing and selling your products via Internet auction websites and classifieds over the next twelve months.

RESPONSE:

We believe our table under Plan of Operation clearly reflects we intend to use approximately $5,000 from the proceeds of this offering to advertise our inventory on the internet and approximately $2,000 from the proceeds of this offering to develop our website.

6.

We note your disclosure that Tryant, LLC has verbally agreed to pay the ongoing expenses of Wren in exchange for a promissory note. Please clarify that there is not any firm commitment regarding this or advise. Please disclose that there is no guarantee that additional funding will be available from this source or advise.

RESPONSE:

We have revised our disclosure to state that there is no firm or written commitment by Tryant, LLC to continue funding our ongoing expenses.  We have no guarantee that additional funding will be available from Tryant, LLC or any other source.

7.

Please disclose your monthly burn rate.

RESPONSE:

We have revised our disclosure to reflect our monthly burn rate based upon our financial statements.

Legality opinion. Exhibit 5

8.

Please clarify in the opinion that the securities, will, when sold, be validly issued, thusly paid and non-assessable.

RESPONSE:

The opinion has been revised accordingly.

9.

In the fourth and seventh paragraphs, please clarify that you are only referring to state blue sky securities law matters.

RESPONSE:

The opinion has been revised accordingly.

10.

Please delete the first sentence of the sixth paragraph, reading, “This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent”.

RESPONSE:

The opinion has been revised accordingly.

11.

Please amend the second sentence of the sixth paragraph to remove “based on my knowledge of the law and facts.”

RESPONSE:

 The opinion has been revised accordingly.

Signatures

12.

We note your response to our prior comment 3 and reissue the comment. The person or persons acting in the capacities of principal executive officer, principal financial officer and controller and principal accounting officer, as well as at least the majority of the board of directors should sign in their individual capacities. Therefore, their signatures should follow “in accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.” Refer to Signatures and Instructions to Signatures on Form SB-2.

RESPONSE:

We have amended the signature page accordingly.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

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